Exhibit 99.2

TRILLION ENERGY INTERNATIONAL INC.

MANAGEMENT DISCUSSION & ANALYSIS

For the three months ended March 31, 2026 and 2025

(Stated in United States dollars)

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TABLE OF CONTENTS

Caution Regarding Forward-Looking Statements	3
Management’s Responsibility for Financial Statements	4
Overview	4
Overall Performance	7
Results of Continuing Operations	8
Results of Discontinued Operations	9
Summary of Quarterly Results	10
Liquidity and Capital Resources	12
Transactions with Related Parties	14
Risk Management	15
Off-Balance Sheet Arrangements	19
Disclosure of Outstanding Share Data	19
Critical Accounting Policies and Estimates	20
Commitments and Contingencies	24
Events Subsequent to the Three Months Ended March 31, 2026	26

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TRILLION ENERGY INTERNATIONAL INC.

MANAGEMENT DISCUSSION & ANALYSIS

For the three months ended March 31, 2026 and 2025

(Expressed in United States Dollars)

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to provide readers of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity, and certain other factors that may affect our future results. This MD&A was prepared effective May 29, 2026.

Our MD&A should be read in conjunction with our unaudited condensed interim consolidated financial statements of Trillion Energy International Inc., (“Trillion Energy”, the “Company”, “we”, and “our”) and the related notes thereto for the three months ended March 31, 2026 and 2025, and the audited consolidated financial statements for the years ended December 31, 2025 and 2024 and the related notes thereto. Unless otherwise noted, all currency amounts are in US dollars.

Caution Regarding Forward-Looking Statements

Certain statements in this report are forward-looking statements which reflect management’s expectations regarding future growth, results of operations, performance, business prospects and opportunities, the Company’s ability to meet financial commitments and its ability to raise funds when required. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations, or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance, or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of the date of this report. These assumptions, which include management’s current expectations, the global economic environment, and the Company’s ability to manage its operating costs, may prove to be incorrect. Several risks and uncertainties could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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Actual performance, achievement or other realities could differ materially from those expressed in, or implied by, any forward-looking statements or information in this MD&A and, accordingly, investors should not place undue reliance on any such forward-looking statements or information. Further, any forward-looking statement or information speaks only as of the date on which such statement is made, and the Company does not undertake any obligation to update any forward-looking statements or information to reflect information, events, results, circumstances, realities or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law, including securities laws. All forward-looking statements and information contained in this MD&A and other documents of the Company are qualified by such cautionary statements. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual realities to differ materially from those contained in any forward-looking statements.

In addition, forward-looking statements, and information herein, including financial information, is based on certain assumptions relating to the business and operations of the Company. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements and forward-looking information in this MD&A, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements and information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information contained in this MD&A.

Management’s Responsibility for Financial Statements

The information provided in this MD&A, including the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements, are the responsibility of management. In the preparation of consolidated financial statements, estimates are sometimes necessary to make a determination of the future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying audited consolidated financial statements and unaudited condensed consolidated interim financial statements.

Overview

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company with operations primarily in Turkiye. The Company’s shares trade on the Canadian Securities Exchange under the symbol “TCF”. The Company also trades on the OTCQB under the symbol “TRLEF” and the Frankfurt exchange under the symbol Z620. A class of the Company’s warrants trade on the CSE under the symbol TCF.WT.

The Company is focused on oil and gas exploration in Turkiye. The Company pivoted its strategic asset mix during the quarter, to focus principally on an earn-in on the M47 Oil Block in Turkiye, through an agreement to farmin made during Q1 2026. After quarter end, the Company recently disposed of its license interests in the SASB natural gas project and the Cendere oil field which were its principal operating assets during the quarter and in prior years.

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In connection with the sale of its subsidiary (PPE Turkey) in Turkey after the quarter end, the Company disposed of its conventional natural gas project, the SASB gas field located in the Black Sea, Turkiye. Trillion had a 49% interest in the SASB gas field. In addition, the Company disposed of its interest in the Cendere field in Turkiye, a long-term low decline oil field where it held a 19.6% (except three wells with 9.8%) interest.

In January 2026 and in connection with the Company’s strategic asset pivot, the Company, through a wholly owned subsidiary, entered into an agreement to earn a 29% working interest in the M47 Oil Block in exchange for total funding commitments of approximately $15.0 million. The earn-in is subject to the Company funding certain work program costs, including approximately $9.5 million for the 2026 work program and approximately $5.5 million for the 2027 work program. As part of the agreement, the Company is expected to fund a significant portion of the costs of initial drilling and seismic programs, after which costs will be shared based on participating interests. The earn-in is contingent upon the Company meeting its funding commitments.

In April 2026, the Company, through a subsidiary, entered into an agreement to sell all of the issued and outstanding shares of PPE Turkey, which holds the Company’s license interests in the SASB natural gas project and the Cendere oil field. Under the terms of the agreement, the purchaser will assume the assets and liabilities associated with PPE Turkey. In connection with the transaction, the Company will retain a 7% gross overriding royalty on future production revenues from the underlying licenses. The royalty becomes payable once cumulative gross revenues from the licenses following closing exceed $7.5 million and may also be realized upon any future disposition of the licenses by the purchaser.

In this MD&A, we report both on the “discontinued operations” of PPE Turkey and on “continuing operations” of the Company.

Strategic Pivot

Trillion’s strategic focus has recently shifted with the sale of its subsidiary PPE Turkey, which owned license interests in the SASB natural gas project and the Cendere oil field. The disposition of PPE Turkey in April 2026 is further to a general restructuring and includes the disposition of the full operating unit for Cendere and SASB, respective licenses and all related assets and liabilities of PPE Turkey. The PPE Turkey disposition improves the Company’s working capital position, significantly reduces the consolidated entity’s debt load, and paves the way for refocusing on the M47c,d oil exploration block, where an oil discovery was made during 2025.

The Company is now focused on meeting its earning in obligations for a 29% working interest in the M47 Oil Block and raising the necessary funding to meet funding commitments for the 2026 and 2027 work programs. The Company has advanced after the quarter end, US $500,000 in furtherance of its commitments.

With the shift in strategic focus to the M47 Oil Block, and the need to strengthen the Company’s balance sheet to raise funds for the earn-in funding commitments, the decision was made to sell all of the issued and outstanding shares of PPE Turkey, which held the Company’s license interests in the SASB natural gas project and the Cendere oil field.

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Other Developments of the Business

Restructuring of convertible debentures:

During the year ended December 31, 2025, in lieu of paying cash, the Company issued 5,454,181 shares to settle CAD$899,940 (US$649,851) in interest accrued on the Company’s convertible debentures. The Company also issued 515,151 shares to the convertible debentures holders as at extension fee for the extension of the maturity date from April 30, 2025 to July 31, 2025. On July 24, 2025, the maturity date was further extended to October 31, 2025.

On March 20, 2026, the Company entered into a fourth supplemental debenture indenture (the “Fourth Supplemental Indenture”) related to the Company’s convertible debentures.

The total amount owing under the convertible debentures will be comprised of the principal of CAD15.0 million and accrued to March 20, 2026 (the “Amount Due”). Pursuant to the Fourth Supplemental Indenture, and conditional upon the Company completing an equity financing of not less than CAD10.0 million on or before September 30, 2026, the following settlement terms will apply:

(1)	approximately CAD11.0 million of the Amount Due will be converted into common shares of the Company at the same price as the equity financing; and,
(2)	the remaining balance including accrued interest will be forgiven by the debenture holders.

If the Company does not complete the required financing by September 30, 2026, the Fourth Supplemental Indenture will terminate and the full Amount Due will remain payable in accordance with the original terms of the debentures.

Exit of PPE Turkey - Cendere oil field and SASB Gas Field – Discontinued Operations

Both the Cendere oil field and SASB gas field assets were sold as a result of the sale of the Company’s subsidiary, PPE Turkey on April 6, 2026.

SASB

Until disposed of in April 2026, the Company had a 49% interest in the SASB Gas Field which has several natural gas fields, four production platforms plus 18 kilometers of subsea pipelines connecting the gas fields to an onshore gas processing facility. SASB is located off the North West coast of Turkey in the Black Sea. Total gross production to date from the four fields is over 43 billion cubic feet (“Bcf”). The Company sold its interest in the SASB Gas Field during April 2026 as part of the sale of all the outstanding shares of PPE Turkey.

The Company commenced the SASB re-Development Program during September 2022 where five wells were drilled off different tripods. Those 5 new wells and one recompletion were put on production, thus generating revenue for the Company. In 2024, the Company was required to transfer operatorship to TPAO, the state operator. Subsequently, the SASB Gas Field has incurred significant downtime due to water loading issues, despite having considerable reserves, and production significantly diminished during 2025. The SASB Gas Field was not able to be restarted with cooperation and commitment from TPAO.

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Cendere

Prior to the sale of PPE Turkey in April 2026, the Company had a 19.6% interest in the Cendere oil field located in Southeast Turkey all except certain wells. The Company sold its interest in the Cendere oil field as part of the sale of all the outstanding shares of PPE Turkey.

Oil Exploration Licence M47 (“M47 Oil Block”)

In January 2026, the Company, through a new wholly owned subsidiary, signed a new agreement to earn a 29% working interest in the M47 Block located in SE Turkey in exchange for a total investment of US $15 million over two years’ time. The earn-in is subject to, inter alia, the Company paying for certain work program costs on a timely basis. The work program is expected to include new exploration wells and acquisition of seismic data.

The total work program cost for the M47 Oil Block shared between the existing parties is approximately $35 million, of which approximately $18 million has been expended to date. As part of the contemplated earn-in, the Company will bear 80% of the cost of the next two wells as well as certain seismic costs.

The Company is responsible for advancing two funding tranches: the first tranche is $9.5 million for the 2026 work program, and the second tranche is $5,500,000 for the 2027 work program. The 29% earn-in interest is subject to the Company meeting its funding commitments as set out herein.

A Joint Operating Committee will determine all drilling decisions, planning and procurement matters.

Following the Company’s investment, the parties to the M47 Oil Block shall thereafter bear costs in proportion to their participating interests. The Company’s cost contribution shall thereafter be reduced to its pro rata interest.

The previously announced farm in agreements on M47 and M46C and M46D blocks have been cancelled.

Overall Performance

During the three months ended March 31, 2026, the Company recognized a net loss of $2,169,588. This is comprised of a net loss from continuing operations of $993,156 and net loss from discontinued operations of $1,176,432. This compares to a net income of $2,195,682 during the three months ended March 31, 2025, which is comprised of a net loss from continuing operations of $1,003,596 and net income from discontinued operations of $3,199,278. The change for discontinued operations is primarily due to a decrease in oil and gas revenue from $938,936 for the three months ended March 31, 2025, to oil gas revenue of $609,245 for the three months ended March 31, 2026. In addition, reflected in discontinued operations, there was a significant gain on net monetary position of $4,637,618 in the 2025 period compared to a $89,017 loss on net monetary position during the three months ended March 31, 2026.

The Company’s cash flow for the three months ended March 31, 2026 yielded a net decrease of $182,007 primarily as a result of operating activities. The Company did not complete any stock offerings during the current period.

The Company’s total assets decreased from $3,102,943 to $2,558,225 primarily as a result of a decrease in cash and amounts receivable. The assets of PPE Turkey is presented as assets held for sale as at March 31, 2026.

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The unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of condensed interim financial statements, including International Accounting Standards (“IAS”) 34, Interim Financial Reporting and are expressed in United States dollars.

Total Assets

As at March 31, 2026, total assets decreased by $544,718 from $3,102,943 as at December 31, 2025 to $2,558,225 as at March 31, 2026. The decrease in total assets was primarily a result of a decrease in cash equivalents and amounts receivable. This reflects the decreased operations during the quarter.

Total Non-current Liabilities

Total non-current liabilities as at March 31, 2026 decreased from 6,412,057 as at December 31, 2025 to $Nil as at March 31, 2026. The decrease in total non-current financial liabilities was due to the non-current liabilities which were fully comprised of asset retirement obligations being reclassified to liabilities held for sale, a current liability.

Assets and Liabilities Held For Sale

The assets and liabilities of PPE Turkey is presented as held for sale as at March 31, 2026. Assets held for sale of $2,254,715, offset by liabilities held for sale of $24,900,715, represent net liabilities of $22,646,000 attributable to PPE Turkey which was sold in April 2026.

Results of Continuing Operations

Three months and ended March 31, 2026, compared to the three months ended March 31, 2025

The net loss from continuing operations for the three months ended March 31, 2026 decreased by $10,440 to a net loss of $993,156, compared to the net loss from continuing operations of $1,003,596 recognized during the three months ended March 31, 2025.

Factors contributing to the net loss from continuing operations for the three-month periods included the following:

Expenses

For the three months ended March 31, 2026, the Company had general and administrative expenses of $543,311, compared to $399,577 for the three months ended March 31, 2025. The increase is primarily due to an increase in salaries and compensation from management and consulting fees.

Other Income (Expense)

For the three months ended March 31, 2026, the Company had other expenses of $444,346 compared to other expenses of $602,050 for the three months ended March 31, 2025. Other expenses for the three months ended March 31, 2026 consists mainly of a foreign exchange loss of $40,036 (2025 – $2,020 foreign exchange gain) coupled with finance costs of $404,304 (2025 – $611,105) primarily as a result of interest recognized on convertible debentures issued in 2023. The decrease in finance cost is due to the Company recording interest at the contractual rate and accretion at the effective interest rate during 2025, compared to only interest during 2026 as the convertible debentures were past due during 2026.

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Results of Discontinued Operations

Three months and ended March 31, 2026, compared to the three months ended March 31, 2025

The net loss from discontinued operations for the three months ended March 31, 2026 increased by $4,375,710 to a net loss of $1,176,432 compared to the net income from discontinued operations of $3,199,278 recognized during the three months ended March 31, 2025.

Factors contributing to the net loss (income) from discontinued operations for the three-month periods included the following:

Revenue

Revenues decreased by $329,691 from $938,936 for the three months ended March 31, 2025 to $609,245 for the three months March 31, 2026. The decrease observed is due to water loading of the SASB Gas Field wells.

Expenses

For the three months ended March 31, 2026, the Company incurred production expenses related to its Turkey discontinued operations of $453,142 (2025 - $591,568), depletion charges of $4,647 (2025 - $99,497), depreciation expense of $7,638 (2025 - $13,767) and asset retirement obligation accretion expense of $68,465 (2025 - $64,806). Production expenses decreased by $138,426 as a result of a decrease in operations during the three months ended March 31, 2026. Depletion decreased by $94,850 as a result of the significant impairment of the SASB property recorded at December 31, 2025. The change in accretion of asset retirement costs of $3,659 was recognized primarily due to a change in estimate in 2026 relating to the discount rates used in the calculation.

For the three months ended March 31, 2026, the Company had general and administrative expenses of $370,899, compared to $365,556 for the three months ended March 31, 2025.

Geological and geophysical expenses decreased to $Nil for the three months ended March 31, 2026 from $27,321 during the same period in 2025. This was a result of decreased activity due to water loading of wells.

Other Income (Expense)

For the three months ended March 31, 2026, the Company had other expenses of $880,886 compared to other income of $3,560,685 for the three months ended March 31, 2025. Other expenses for the three months ended March 31, 2026 consists mainly of a foreign exchange loss of $679,518 (2025 – $1,000,947), finance costs of $192,818 (2025 – $100,398) primarily as a result of interest recognized on loans payable and a loss on net monetary position of $89,017 (2025 – $4,637,618 gain on net monetary position). The gain or loss on net monetary position is a result of Turkey being designated a hyper-inflationary economy as of April 1, 2022 for accounting purposes.

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Summary of Quarterly Results

The financial information in the following tables summarizes selected financial information for the Company for the last eight quarters which was derived from annual and interim financial statements prepared in accordance with IFRS and are expressed in United States dollars.

	March 31, 2026 ($)	December 31, 2025 ($)	September 30, 2025 ($)	June 30, 2025 ($)
Revenue (from discontinued operations)	609,245	627,402	677,790	636,530
Net Income (Loss)	(2,169,588)	(46,865,592)	(3,991,878)	(559,113)
Net Income (Loss) per share (basic and diluted)	(0.05)	(1.14)	(0.10)	(0.00)
Net and comprehensive income (Loss)	(913,224)	(47,770,104)	(4,595,832)	(2,478,213)

	March 31, 2025 ($)	December 31, 2024 ($)	September 30, 2024 ($)	June 30, 2024 ($)
Revenue (from discontinued operations)	938,936	2,110,078	2,325,694	1,243,119
Net Income (Loss)	2,195,682	(9,620,515)	(1,177,731)	349,748
Net Income (Loss) per share (basic and diluted)	0.05	(0.30)	(0.05)	(0.00)
Net and comprehensive income (Loss)	419,147	(9,640,143)	(2,358,571)	1,208,526

*In April 2026 the outstanding shares were consolidated on a 5 to 1 basis.

Summary of Results During Prior Eight Quarters

Net loss decreased for the three months ended March 31, 2026 by $44,696,004 compared to the three months ended December 31, 2025, from a net loss of $46,865,592 to a net loss of $2,169,588. The decrease is primarily due to an impairment of oil and gas assets of $48,067,394 recognized in the three months ended December 31, 2025, there were no such impairment amount recognized during the three months ended March 31, 2026.

Net loss increased for the three months ended December 31, 2025 by $42,873,714 compared to the three months ended September 30, 2025, from a net loss of $3,991,878 to a net loss of $46,865,592. The increase is primarily due to an impairment of oil and gas assets of $48,067,394 recognized in the three months ended December 31, 2025. This was partially offset by the gain on net monetary position of $2,128,533 recognized in the current period as a result of hyperinflationary accounting.

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Net loss increased for the three months ended September 30, 2025 by $3,432,765 compared to the three months ended June 30, 2025, from a net loss of $559,113 to a net loss of $3,991,878. The increase is primarily due to an impairment of oil and gas assets of $6,431,000 recognized in the three months ended September 30, 2025, no such impairment was recognized during the three months ended June 30, 2025. This was partially offset by the gain of $3,520,731 recognized in the current period as a result of hyperinflationary accounting compared to a gain of $2,504,987 in the three months ended June 30, 2025.

Net income decreased for the three months ended June 30, 2025 by $2,754,795 compared to the three months ended March 31, 2025, from a net income of $2,195,682 to a net loss of $559,113. The decrease is primarily due to a deferred tax expense of $1,161,339 recognized in the three months ended June 30, 2025 compared to a deferred tax expense of $137,828 during the three months ended March 31, 2025. The Company also recognized a gain of $2,504,987 recognized in the current period as a result of hyperinflationary accounting compared to a gain of $4,637,618 in the three months ended March 31, 2025.

Net income increased for the three months ended March 31, 2025 by $11,816,197 compared to the three months ended December 31, 2024, from a net loss of $9,620,515 to a net income of $2,195,682. The Company did not recognize impairment on its oil and gas assets in the current period, compared to an impairment charge of $9,892,000 recognized in the previous quarter. The Company also recognized a gain of $4,637,618 recognized in the current period as a result of hyperinflationary accounting compared to a gain of $2,259,183 in the three months ended December 31, 2024.

Net loss increased for the three months ended December 31, 2024, by $8,442,784 compared to the three months ended September 30, 2024, from a net loss of $1,177,731 to a net loss of $9,620,515. The increase is primarily due to an impairment on oil and gas assets of $9,892,000 recognized in the current period, coupled with a gain of $2,259,183 recognized in Q4 as a result of hyperinflationary accounting compared to a gain of $4,125,084 in the three months ended September 30, 2024. Furthermore, a foreign exchange loss of $1,154,268 was recorded for the three months ended December 31, 2024 compared to a loss of $720,213 in the prior quarter. Furthermore, the Company earned $2,110,078 in revenues during the current quarter compared to $2,325,694 in the prior quarter.

Net loss increased for the three months ended September 30, 2024, by $1,527,479 compared to the three months ended June 30, 2024, from a net income of $349,748 to a net loss of $1,177,731. The decrease is primarily due to a gain of $4,125,084 recognized in Q3, 2024 as a result of hyperinflationary accounting compared to a gain of $5,697,856 in the three months ended June 30 2024. Furthermore, the Company recorded deferred income tax expense of $2,030,631 in Q3 compared to $1,067,016 in Q2 2024.

Net income decreased for the three months ended June 30, 2024, by $970,108 compared to the three months ended March 31, 2024, from a net income of $1,319,856 to a net income of $349,748. The decrease is primarily due to a gain of $5,697,856 recognized in Q2 2024 as a result of hyperinflationary accounting compared to a gain of $6,349,365 in the three months ended March 31, 2024. Furthermore, a foreign exchange loss of $1,341,115 was recorded for the three months ended June 30, 2024 compared to a loss of $565,913 in the prior quarter. Furthermore, the Company earned $1,243,119 in revenues during the current quarter compared to $1,321,945 in the prior quarter. Additionally, the Company recorded deferred income tax expense of $1,067,016 in Q2 2024 compared to $854,952 in Q1 2024.

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Liquidity and Capital Resources

The following table summarizes our liquidity position in USD:

	March 31, 2026	December 31, 2025
Cash and cash equivalents	240,738	430,313
Working capital deficit	(39,801,091)	(34,373,381)
Working capital deficit (excluding net assets and liabilities held for sale)	(17,155,091)	(34,373,381)
Total assets	2,558,225	3,102,943
Total liabilities	42,344,495	42,000,413
Stockholders’ equity (deficit)	(39,786,270)	(38,897,470)

As at March 31, 2026, working capital deficit was $39,801,091 in comparison to a working capital deficit of $34,373,381 as at December 31, 2025. The $5,427,710 increase in working capital deficit is primarily attributable to the $6.4 million asset retirement obligation moving from a non-current liability to a current liability included as part or liabilities held for sale.

Based on the amounts recorded as at March 31, 2026, the sale of PPE Turkey is expected to improve working capital by approximately $22.6 million (see working capital deficit excluding net assets and liabilities held for sale above). In addition, the Company has restructured the convertible debentures with a balance of $11,952,785 as at March 31, 2026, such that approximately CAD11.0 million will be converted into common shares of the Company, and the remaining balance including accrued interest will be forgiven by the debenture holders, subject to the Company completing an equity financing of not less than CAD10.0 million on or before September 30, 2026.

The Company is seeking to raise significant funds through equity financing in order to meet the terms of the convertible debenture restructuring agreement and to fund the work program commitments on the M47 Oil Block earn-in arrangement.

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Operating, Investing and Financing Activities

The chart below highlights the Company’s cash flows:

	March 31, 2026	March 31, 2025
Net cash provided by (used in):
Operating activities	(147,515)	462,943
Investing activities	(25,654)	(237,776)
Financing activities	-	(494,121)
Effect of exchange rate on cash and cash equivalents	(8,838)	(37,582)
Decrease in cash and cash equivalents	(182,007)	(306,536)

Cash Used in Operating Activities

Net cash used in operating activities for the three months ended March 31, 2026 was $147,515, compared to net cash provided by of $462,943 for the three months ended March 31, 2025. The current period’s net loss of $2,169,588 was coupled with $327,757 in changes in working capital items and offset by $1,694,316 in net non-cash items. The previous period’s net income of $2,195,682 was coupled with $925,363 in changes in working capital items and offset by $2,658,102 in net non-cash items for the three months ended March 31, 2025.

Cash Provided by and Used in Investing Activities

Net cash used in investing activities for the three months ended March 31, 2026, was $25,654, compared to $237,776 used for the three months ended March 31, 2025. Oil and gas properties expenditures decreased to $Nil from $455,611 in the comparative period. The Company received $Nil in advances from its JV partners in comparison to $300,741 in the comparative period.

Cash Used in Financing Activities

We have funded our business to date from sales of our common stock through private placements and loans.

Net cash from financing activities for the three months ended March 31, 2026, was $Nil. Net cash used in financing activities for the three months ended March 31, 2025 was $494,121. This was comprised entirely of $494,121 in loan and lease payments made in 2025.

Future Operating Requirements

As of March 31, 2026, the Company had unrestricted cash of $240,738 and current liabilities of $42,344,495 ($17,443,780 excluding liabilities held for sale), which is not sufficient to cover its plan of operations over the next 12 months. In April 2026, the Company sold all of the issued and outstanding shares of PPE Turkey which will significantly improve the Company’s working capital deficiency position, an estimated improvement of approximately $22.6 million based on amounts recorded as at March 31, 2026. In addition, the restructuring of the convertible debentures with a balance of $11,952,785 as at March 31, 2026, will not result in any cash outflow to the Company, subject to the Company completing an equity financing of not less than CAD10.0 million on or before September 30, 2026.

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The Company is seeking to raise significant funds through equity financing in order to meet the terms of the convertible debenture restructuring agreement and to fund the work program commitments on the M47 Oil Block earn-in arrangement.

In addition, the Company is looking for additional opportunities both in Turkey and internationally to develop the Company’s asset base.

Cash Flows Attributable to Discontinued Operations

	March 31, 2026	March 31, 2025
	$	$
Net cash provided by operating activities	249,431	66,732
Net cash used in investing activities	(25,654)	(237,776)
Net cash used in financing activities	-	(488,585)

Transactions with Related Parties

Name	Relationship	Share based (‘000) $	Salary, bonuses & directors fees (‘000) $	Total (‘000) $
David M. Thompson	Director and Interim CFO	1	60	61
Burak Terzi	Chief Commercial Officer (“CCO”)	–	117	117
Scott Lower	President	–	75	75
Sean Stofer	Director & Chairman	1	53	54
Jay Park	Director	1	43	44
Other	Close family	–	47	47

At March 31, 2026, accounts payable and accrued liabilities included $1,267,759 (December 31, 2025 – $1,121,180) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the three months ended March 31, 2026, management fees and salaries of $170,508 (2025 – $88,431), director fees of $21,600 (2025 – $30,600), consulting fees of $201,977 (2025 – $63,060), and stock-based compensation of $3,438 (2025 – $4,034) were incurred to related parties.

During the three months ended March 31, 2026, the Company issued Nil shares (2025 – 43,200) to directors for services performed.

During the three months ended March 31, 2026, the Company issued Nil shares (2025 – 198,682) to officers for services performed.

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As at March 31, 2026, loans payable included CAD$248,877 (USD$179,742) (December 31, 2025 – CAD$248,189 (USD$181,806)) due to related parties. The loans payable are unsecured, bears interest ranging from 6% - 12% per annum and have maturity dates ranging from December 31, 2024 to December 27, 2026.

As at March 31, 2026, $30,000 (December 31, 2025 – $24,000) in shares were owed to an officer of the Company.

Risk Management

The Company is exposed to varying degrees to a variety of financial instrument and other risks:

Foreign currency risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company and its subsidiaries are exposed to currency risk as it has transactions denominated in currencies that are different from their functional currencies. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

As at March 31, 2026 and December 31, 2025, significant foreign exchange currency exposure on its financial instruments, expressed in USD was as follows:

	March 31, 2026	December 31, 2025
	$	$
Cash and cash equivalents	126,794	396,859
Accounts receivable	–	21,558
Accounts payable	(704,311)	(5,211,836)
Loans payable	(3,541,125)	(3,461,250)
Total	(4,118,642)	(8,254,669)

If the CAD strengthened or weakened against the USD by 10% the exchange rate fluctuation would impact net loss from continuing operations by $414,947, at March 31, 2026. If the Turkish Lira strengthened or weakened against the USD by 10% the exchange rate fluctuation would impact net loss from continuing operations by $3,083, at March 31, 2026.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents and amounts receivable which consists primarily of trade receivables and notes and amounts receivable for equity issued. The Company limits its exposure to credit loss on cash and cash equivalents by placing its cash with high-quality financial institutions.

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The Company only has two customers. The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers. One of the customers is the largest oil refinery in Turkey. The other customer provides letters of credit to be used by the Company in the event of default. As at March 31, 2026, all of the Company’s trade receivables are current (< 30 days outstanding).

The Company’s maximum credit exposure is $245,793 (December 31, 2025 – $1,147,456).

Interest rate risk:

Interest rate risk is the risk that future cash flows will fluctuate because of changes in market interest rates. The interest earned on cash is insignificant and the Company does not rely on interest income to fund its operations. The Company is exposed to interest rate risk through the variable interest debt facility it holds through its subsidiary PPE Turkey. A sustained increase or decrease in the variable interest rate by 5% would result in an increase or decrease in net loss from discontinued operations of approximately $56,202 per year based on the principal balance outstanding as at March 31, 2026.

Other price risk:

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company does not hold equity investments in other entities and therefore is not exposed to a significant risk.

Liquidity risk

Liquidity risk arises from the Company’s general and capital financing needs. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities, when feasible. The Company anticipates increases in revenue in future periods resulting from the completion of an additional well subsequent to the period end. Historically, the Company’s sources of funding has been through equity and debt financings. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant debt or equity funding.

Earn-in commitment risk

The Company’s principal asset following its strategic pivot is its right to earn a 29% working interest in the M47 Oil Block in Turkiye, which is contingent upon the Company funding approximately $15.0 million in work program costs, comprised of approximately $9.5 million for the 2026 work program and approximately $5.5 million for the 2027 work program. As at the date of this report, the Company has advanced US$500,000 toward these obligations and remains required to source the balance. Failure by the Company to meet its funding commitments on a timely basis, in whole or in part, could result in the Company forfeiting all or a portion of its earned interest in the M47 Oil Block, a reduction in the working interest ultimately earned, dilution, penalties, or the loss of the opportunity altogether. Any such outcome would have a material adverse effect on the Company’s business, financial condition, results of operations and prospects, particularly given that the M47 Oil Block represents substantially all of the Company’s go-forward operating asset base following the disposition of PPE Turkey.

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Funding and capital availability risk

The Company’s ability to meet its earn-in commitments on the M47 Oil Block and the terms of its convertible debenture restructuring arrangement is dependent on its ability to raise significant additional capital through equity financing or other sources. There can be no assurance that such financing will be available on acceptable terms, on a timely basis, or at all. Adverse equity market conditions, volatility in commodity prices, the Company’s share price, dilution concerns, and general macroeconomic conditions may each impair the Company’s ability to raise capital. A failure to secure sufficient funding would directly jeopardize the Company’s ability to meet its earn-in obligations and the convertible debenture restructuring terms, and could ultimately threaten the Company’s ability to continue as a going concern.

Exploration and reserves risk

The M47 Oil Block is an exploration-stage asset and the planned work program includes the drilling of new exploration wells and the acquisition of seismic data. Oil and gas exploration is inherently speculative and involves a high degree of risk. There is no assurance that the planned wells will encounter commercial quantities of hydrocarbons, that any discovered resources will prove to be economically recoverable, or that the Company will recover any of its invested capital. Even where commercial discoveries are made, production volumes, reserves estimates, decline rates and ultimate recoveries may differ materially from expectations. The Company’s reliance on a single exploration-stage block significantly concentrates this risk.

Non-operator risk

The Company does not act as operator of the M47 Oil Block. Drilling decisions, planning, procurement and other operational matters in respect of the block are to be determined by a Joint Operating Committee. As a non-operating, minority working-interest participant, the Company has limited ability to control the timing, scope, cost, execution or success of work programs, including the wells and seismic acquisition on which its earn-in is based. Cost overruns, schedule delays, technical decisions, sub-optimal operating practices, or disputes among working-interest participants could each adversely affect the Company’s costs, the timing of its funding obligations, and ultimately the value of its interest.

Commodity price risk

The Company’s revenues, cash flows and the economic viability of its current and future operations are directly affected by prevailing prices for crude oil, and historically natural gas. Commodity prices are volatile and are influenced by numerous factors beyond the Company’s control, including global supply and demand, OPEC+ production decisions, geopolitical events, sanctions, currency movements, weather, transportation constraints, the energy transition and changes in regulatory and fiscal regimes. Sustained low oil prices could render the M47 Oil Block work program uneconomic, impair the Company’s ability to attract financing for its earn-in funding commitments, and adversely affect the Company’s financial condition and prospects. The Company does not currently hedge its commodity price exposure.

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Country and political risk

The Company’s operations are located entirely in Turkiye. As such, the Company is exposed to political, economic, regulatory, fiscal, legal and currency risks particular to that jurisdiction, including changes in petroleum legislation, royalty and tax regimes, licensing requirements, foreign investment restrictions, currency convertibility and repatriation of funds, inflation and interest rate volatility (including in respect of the Turkish Lira), and broader geopolitical developments in the region. Any adverse change in these conditions could materially affect the Company’s title to or interest in its assets, its operating costs, its access to capital, and its overall results of operations.

Litigation and contingent liability risk

The Company and its former subsidiary PPE Turkey are party to ongoing legal and arbitration proceedings, including an arbitration claim advanced against an offshore drilling rig contractor, a related defence of an action brought by the same contractor in Europe, and claims by a third party in respect of a former farm-in arrangement. While certain of these matters relate to PPE Turkey, which has been disposed of, the outcome of any such proceedings is inherently uncertain. There is no solid guarantee that any creditor of PPE Turkey will not attempt to commence an action against the Company. Adverse outcomes, including in matters where liability is presently disputed or recovery is not virtually certain, could result in material monetary judgments or settlements, indemnification obligations, or reputational harm, any of which could adversely affect the Company’s financial condition and ability to fund its earn-in commitments.

General risks

Petroleum and natural gas exploration and production can involve environmental risks such as litigation, physical and regulatory risks. Physical risks include the pollution of the environment, climate change and destruction of natural habitat, as well as safety risks such as personal injury. The Company works hard to identify the potential environmental impacts of its new projects in the planning stage and during operations. The Company conducts its operations with high standards in order to protect the environment, its employees and consultants, and the general public. We maintain current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities could reduce or eliminate its available funds or could exceed the funds the Company has available and result in financial distress.

Climate change risks

Our exploration and production infrastructure and other operations and activities emit greenhouse gasses (“GHG”) which may require us to comply with federal and/or provincial GHG emissions legislation. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place to prevent climate change or mitigate our effects. The direct or indirect costs of compliance with GHG-related regulations may have a material adverse effect on our business, financial condition, results of operations and prospects. Some of our significant facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage GHG emissions. In addition, climate change has been linked to long-term shifts in climate patterns and extreme weather conditions both of which pose the risk of causing operational difficulties.

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Off-Balance Sheet Arrangements

During 2018 the Company entered into an agreement to grant to a consultant of the Company a 2% (two percent) gross overriding royalty on petroleum substances produced from certain of its currently undeveloped exploration properties, namely: Block 1-11 Vranino situated in Dobrich District, Bulgaria. The Grant of the royalty agreement was for services involving technical and corporate advisory services.

Disclosure of Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares of which 41,624,407 were issued and outstanding as of March 31, 2026. As of the date of this MD&A, the total number of outstanding common shares is 43,624,407.

As at March 31, 2026 and as at the date of this MD&A, the following stock options were outstanding, entitling the holders thereof the right to purchase one common share for each option held as follows:

Outstanding	Exercise Price	Expiry Date	Vested
10,000	9.50 CAD	June 6, 2026	10,000
40,000	1.50 CAD	January 2, 2027	40,000
50,000	1.00 CAD	February 15, 2027	50,000
100,000	1.25 CAD	February 28, 2027	100,000
490,000	1.00 CAD	March 8, 2027	490,000
1,610,000	0.70 CAD	August 12, 2029	1,610,000
2,300,000			2,300,000

As at the date of this MD&A, the following warrants were outstanding, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Outstanding	Exercise Price	Expiry Date
2,646,475	0.90 CAD	(1)May 28, 2026
104,073	0.45 CAD	May 28, 2026
1,228,445	0.90 CAD	(1)May 31, 2026
72,450	0.45 CAD	May 31, 2026
306,496	0.90 CAD	(1)June 10, 2026
7,819	0.45 CAD	June 10, 2026
452,556	0.90 CAD	(1)June 19, 2026
12,180	0.45 CAD	June 19, 2026
1,694,520	0.90 CAD	June 28, 2026
400,000	0.90 CAD	July 3, 2026
30,000	0.90 CAD	July 5, 2026
2,100	0.45 CAD	July 5, 2026
1,000,000	0.25 CAD	(2)April 27, 2027
7,957,114

(1) On May 21, 2026, the Company extended the expiry date by one year from the original expiry date stated in the table above.

(2) Issued on April 27, 2026 as part of the private placement of 2,000,000 units.

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Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with IFRS. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

We regularly evaluate the accounting policies and estimates that we use to prepare our consolidated financial statements. In general, management’s estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

We believe that our critical accounting policies and estimates include the following:

Revenue Recognition

Revenue from Contracts with Customers

The Company recognizes revenue when it satisfies its performance obligation(s) by transferring control over a product to a customer. Revenue is measured based on the consideration the Company expects to receive in exchange for those products.

Performance Obligations and Significant Judgments

The Company sells oil and natural gas products in Turkey. The Company enters into contracts that generally include one type of distinct product in variable quantities and priced based on a specific index related to the type of product.

The oil and natural gas are typically sold in an unprocessed state to processors and other third parties for processing and sale to customers. The Company recognizes revenue at a point in time when control of the oil is transferred. For oil sales, control is typically transferred to the customer upon receipt at the wellhead or a contractually agreed upon delivery point. Under the Company’s natural gas contracts with processors, control transfers upon delivery at the wellhead or the inlet of the processing entity’s system. For the Company’s other natural gas contracts, control transfers upon delivery to the inlet or to a contractually agreed upon delivery point. In the cases where the Company sells to a processor, the Company has determined that the Company is the principal in the arrangement and the processors are the Company’s customers. The Company recognizes the revenue in these contracts based on the net proceeds received from the processor.

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For the Company’s product sales that have a contract term greater than one year, the Company uses the practical expedient in IFRS 15 Paragraph 121(a) which states the Company is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to an unsatisfied performance obligation. Under these sales contracts, each unit of product represents a separate performance obligation; therefore, future volumes are unsatisfied, and disclosure of the transaction price allocated to remaining performance obligations is not required. The Company has no unsatisfied performance obligations at the end of each reporting period.

The Company does not believe that significant judgments are required with respect to the determination of the transaction price, including any variable consideration identified. There is a low level of uncertainty due to the precision of measurement and use of index-based pricing with predictable differentials. Additionally, any variable consideration identified is not constrained.

Amounts Receivable

Amounts receivable consist of oil and gas receivables. The Company has classified these as short-term assets in the balance sheet because the Company expects repayment or recovery within the next 12 months. The Company evaluates these accounts receivable for collectability and, when necessary, records allowances for expected unrecoverable amounts. The Company deems all accounts receivable to be collectable and has not recorded any allowance for doubtful accounts.

Exploration and Evaluation Assets

Pre-license exploration costs are recognized in the consolidated statement of operations and comprehensive loss as incurred.

The costs to acquire non-producing oil and gas properties or licenses to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as exploration and evaluation assets.

Exploration and evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to exploration expense.

Exploration and evaluation assets are not subject to depreciation, depletion and amortization.

When management determines with reasonable certainty that an exploration and evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to oil and gas properties.

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Oil and gas properties

Oil and gas properties (“O&G”) include development and productions costs, less accumulated depletion and depreciation and accumulated impairment loss. O&G are grouped into cash generating units for impairment testing.

When significant parts of an item of O&G have different useful lives, they are accounted for as separate items (major components).

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of O&G are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized items generally represent costs incurred in developing proved and/or probable reserves and bringing on or enhancing production from such reserves and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of oil ang gas properties are recognized in profit or loss as incurred.

The net carrying value of oil and gas properties is depleted using the unit-of-production method by reference to the ratio of production in the year to the related proved reserves, taking into account estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reservoir engineers at least annually.

Stock-based compensation

Under the company’s share-based compensation plans, share-based awards may be granted to executives, employees and non-employee directors. The Company grants restricted share units (“RSUs”) and stock options to directors, officers, employees, and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services like those performed by an employee.

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted, using the Black Scholes valuation model. The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”). For cash settled share-based compensation, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period, and the corresponding amount is represented in contributed surplus. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated statements of loss.

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No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original terms of the award are met. An additional expense or its reduction is recognized for any modification which increases or decreases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification. Where an award is cancelled by the Company or the counterparty, any remaining element of the fair value of the award is expensed immediately or reversed through profit or loss, depending on the type of cancellation. The dilutive effect of outstanding options is reflected as additional dilution in the computation of earnings per share whereas anti-dilutive options are ignored.

Consideration paid to the Company on exercise of hare-based awards is credited to share capital and the associated amount in option reserve is reclassified to share capital.

Unit Offerings

Common shares are classified as equity. Proceeds from unit placements are allocated between shares and warrants issued using the residual method. The residual method first allocates fair value to the component with the best evidence of fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares, measured on date of issue, was determined to be the component with the best evidence of fair value. The balance, if any, was allocated to the attached warrants. Costs directly identifiable with share capital financing are charged against share capital. If the subscription is not funded upon issuance, the Company records a receivable as a contra account to shareholders’ equity.

Hyperinflation in a subsidiary’s functional currency

IAS 29 provides guidance on when a hyperinflation economic environment exists. When hyperinflation is deemed to exist, the subsidiary’s financial statements are first restated before being translated into the consolidated financial statements. Comparative amounts are excluded from the restatement requirement when the presentation currency of the ultimate financial statements into which they will be included (USD) is non-hyperinflationary.

Monetary items are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. Certain non-monetary items are carried at amounts current at the end of the reporting period, such as net realizable value and fair value, so they also are not restated. All other non-monetary assets and liabilities are restated in their functional currency so that all the items presented are equivalent to their current purchasing power at the end of the current reporting period. A non-monetary item once restated, in accordance with the appropriate IFRS’s, cannot exceed its recoverable amount.

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Assets and liabilities held for sale and discontinued operations:

Assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable, the asset is available for immediate sale in its present condition and the sale is expected to be completed within one year from the date of classification.

Assets and disposal groups are classified and presented as discontinued operations if the assets or disposal groups are disposed of or classified as held for sale and:

●	The assets or disposal groups are a major line of business or geographical area of operations;
●	The assets or disposal groups are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or,
●	The assets or disposal groups are a subsidiary acquired solely for the purpose of resale.

A component that is a separate major line of business or geographical area of operations and has been disposed of, closed, abandoned or terminated is also classified as a discontinued operation.

The assets or disposal groups that meet these criteria are measured at the lower of carrying amount and fair value less cost of disposal, with impairments recognized in the consolidated statements of income (loss) and comprehensive income (loss). An impairment loss is recognized for any initial or subsequent write-down of the asset or disposal group to fair value less cost to dispose. Non-current assets and liabilities held for sale are presented separately in current assets and liabilities within the consolidated statement of financial position. Assets held for sale are not depreciated, depleted or amortized. The comparative period consolidated statement of financial position is not re-presented.

The results of discontinued operations, net of tax, are shown separately in the consolidated statements of income (loss) and comprehensive income (loss) and comparative figures are re-presented.

Commitments and Contingencies

TR1 Master Fund loans

The Company has filed claims in connection with ongoing receivership proceedings against certain Traynor Ridge Capital entities, alleging that improper and unlawful trading activities in the Company’s securities caused a significant decline in its share price and resulted in substantial financial losses, including impairment of a planned equity financing. The Company is seeking damages of up to $25 million per respondent on a joint and several basis. A threshold hearing is scheduled to determine whether the claims disclose a valid cause of action. At this stage, the outcome of the proceedings is uncertain, and no amounts have been recognized in the consolidated financial statements. The Company is seeking to offset any amounts outstanding under the TR1 Master Fund loans against damages claimed by the Company.

Close-out Fund

The Company’s former subsidiary PPE Turkey contributed to the Close-Out Fund held by the operator where it has deposited 10% of natural gas revenue from the SASB project into the Close-Out Fund until an amount agreed to by both parties is attained. PPE Turkey did not meet its commitment since the beginning of 2025 and as a result its contribution to the Close-Out Fund is short by approximately $33,000. PPE Turkey was disposed of in April 2026

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Arbitration

The Company through its’ subsidiary PPE Turkey has advanced arbitration against an offshore drilling rig contractor for $20.3 million for gross negligent and breach of contact involving health and safety issues during the prior year drilling program resulting in loss and damages to Company (the “Trillion Losses”). Liability is not admitted, the litigation is at the inception, and thus, legal counsel has advised that it is too soon to predict the outcome or the quantum of damages that will be assessed. In accordance with guidance for contingent assets and liabilities, no provision for any potential recovery of the Trillion Losses will be made until recovery is virtually certain. If the Company’s claim is successful, the award will exceed the amount, if any, that is payable to the drilling contractor in its claim.

The Company’s subsidiary PPE Turkey is defending an action brought by the same drilling contractor in Europe to which it has advanced an arbitration claim, for drilling services seeking $3 million. This amount has fully been recorded in accounts payable in accordance with guidance as there is significant uncertainty as to the outcome of the arbitration. PPE Turkey was disposed of in April 2026 (Note 3) and the amount is reflected as part of liabilities held for sale as at March 31, 2026.

Third party liability claim

As at December 31, 2024, the Company included in accounts payable and accrued liabilities a potential liability for an invoice in the amount of $144,247, issued to a 3rd party with whom the Company previously had a farm-in arrangement. The vendor is claiming that the Company is liable given the previous relationship. As at December 31, 2025, the Company included in accounts payable and accrued liabilities an additional $1,880,855 related to additional claims for invoices issued to the 3rd party. The claims and related accruals were held within PPE Turkey that was disposed of in April 2026 and the amounts are reflected as part of liabilities held for sale as at March 31, 2026. The Company disputes the asserted claims, and the ultimate resolution of these matters remains uncertain.

Dispute with former employees

The Company’s former subsidiary PPE Turkey filed claims against, and has received counter claims from former employees of PPE Turkey which was disposed of in April 2026. Management believes the claims against the Company are without merit. Accordingly, no provision has been recognized as at year end. The ultimate outcome of the proceedings cannot presently be determined.

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Events Subsequent to the Three Months Ended March 31, 2026

Sale of PPE Turkey

In April 2026, the Company, through a subsidiary, entered into an agreement to sell all of the issued and outstanding shares of PPE Turkey, which holds the Company’s license interests in the SASB natural gas project and the Cendere oil field.

Under the terms of the agreement, the purchaser will assume the assets and liabilities associated with PPE Turkey. In connection with the transaction, the Company will retain a 7% gross overriding royalty on future production revenues from the underlying licenses. The royalty becomes payable once cumulative gross revenues from the licenses following closing exceed $7.5 million and may also be realized upon any future disposition of the licenses by the purchaser.

Unit issuance

Subsequent to March 31 2026, the Company issued 2,000,000 units for gross proceeds of CAD300,000. Each unit consists of one common share in the capital of the Company and one half of one common share purchase warrant. Each whole warrant is exercisable at CAD0.25 and shall be exercisable for a period of one (1) year from the date of issue.

Warrant expiration date extension

On May 21, 2026, the Company extended the expiry date of an aggregate of 4,633,965 outstanding common share purchase warrants originally issued in connection with a non-brokered private placement completed in tranches between May and June 2024. The extension is for one additional year from the original expiry date. The exercise price of CAD0.90 per share remains unchanged.

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